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                             December 17, 2021

       Scott Kirk
       Chief Financial Officer
       Argo Group International Holdings, Ltd.
       90 Pitts Bay Road
       Pembroke HM 08
       Bermuda

                                                        Re: Argo Group
International Holdings, Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 15,
2021
                                                            File No. 001-15259

       Dear Mr. Kirk:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 15, 2021

       Note 2. Revisions of Previously Issued Financial Statements, page F-17

   1. We note your disclosure that you identified certain immaterial errors in your historical financial statements
primarily related to the accounting for (1) foreign currency exchange gains and losses
associated with a specific reinsurance contract and (2) errors in the
                                                        Company   s tax
provision primarily related to the Company   s allocation of certain
                                                        corporate-level
expenses to your subsidiary companies, as well as other previously identified immaterial
errors. We further note your disclosure that you concluded that although these errors
were not material to the previously issued financial statements, however, correcting the
cumulative effect of the errors in 2020 would materially misstate the 2020 consolidated
financial statements, and therefore you have revised your historical financial statements to
correct for these immaterial errors. In light of the nature of the errors and their
quantitative significance to the adjusted financial statements presented,
 Scott Kirk
Argo Group International Holdings, Ltd.
December 17, 2021
Page 2
         including, for instance income tax provision, net income (loss) and earnings per share for certain of the revised periods, please provide us with your analysis considering the guidance in Staff Accounting Bulletin No. 99. In your response please discuss how you evaluated the total mix of information, taking into account both quantitative and qualitative factors considered, when determining materiality of the error to investors and other users.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 with any questions.



FirstName LastNameScott Kirk                         Sincerely,
Comapany NameArgo Group International Holdings, Ltd.
                                                     Division of Corporation
Finance
December 17, 2021 Page 2                             Office of Finance
FirstName LastName